VIA EDGAR

June 12, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

101 F Street

Washington, D.C. 20549

RE:     Comprehensive Healthcare Solution, Inc. (CMHS)

Form 10-K/A for the Fiscal year ended February 29, 2004
Filed March 30, 2005
File No. 033-08955
Form 10-QSB/A for the period ended May 31, 2004
Filed April, 1, 2005
Form 10-QSB/A for the period ended August 31, 2004
Filed April 4, 2005
Form 10-QSB/A for the period ended November 30, 2004
Filed April 4, 2005

Dear Mr. Ohsiek;

The Company has the following responses and suggested changes in response to the Staff’s letter dated December 13, 2005 regarding the Form 10-K and Form 10-Q. The Company’s detailed proposed amended language changes have been numbered to correspond to the Staff’s Comment Letter. Courtesy copies of this letter are being forwarded to you and Adam Phippen.

General

Comment 1. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 2. The Company supplementally advises the Staff, that the Company submitted its response from October 14, 2005 via EDGAR in a correspondence file on March 28, 2006.

Comment 3. The Company supplementally advises the Staff, that it will take into consideration the Staff’s comments in its letter dated December 13, 2005, when the Company files its Forms 10-KSB and 10-QSB.

Comment 4. The Company supplementally advises the Staff, that the Company will not file amended filings as per the verbal agreement with the Staff.

Comment 5. The Company supplementally advises the Staff, that the Company will not file amended filings as per the verbal agreement with the Staff.

Comment 6. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 7. The Company supplementally advises the Staff that Form 10-KSB for period ending February 28, 2006 and subsequent filings will be filed according to your comments.

Comment 8. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 9. The Company supplementally advises the Staff, that the Company will not file amended filings as per the verbal agreement with the Staff.

Comment 10. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 11. The Company supplementally advises the Staff, that the Company will not file amended filings as per the verbal agreement with the Staff.

Comment 12. The Company supplementally advises the Staff that the Company will file Form 10-KSB for February 28, 2006 with all required financial statements and the audit opinion in the filing will cover all periods presented.

Comments 13. The Company supplementally advises the Staff that the audit for the year ended February 29, 2004 was performed in accordance with the procedures required by professional standards established by the Public Company Oversight Board of the Commission and auditing standards generally accepted in the United States. These standards and qualifications do not vary from state to state and, accordingly, we believe that the audit satisfies the requirements of the Commission. Rule S-X 2-01 requires that an accountant be licensed and in good standing under the laws of the place of the accountant’s state or country of licensure must coincide with the location of the registrant’s corporate offices or place where the registrant conducts its principal operations.

Comment 14. The Company supplementally advises the Staff that, the Company sells its products as a package of audiological services. This package consists of pre-exam, hearing aids, fitting of the hearing aid and subsequent follow-up of the patients hearing capability. As a result, the Company does not currently maintain any discrete information on hearing aid sales. The Company investigated its sales of hearing aids for the year ended 2/28/04. The total revenue for the year of hearing aids was $31,000 out of total revenue of $409,000.

Comment 15. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 16. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 17. The Company supplementally advises the Staff that the stock issues for executive compensation was issued in accordance with the employment agreement in effect. The Company has discounted the value for executive compensation based on the following:

The Company’s stock price fluctuated drastically $1.37 and $.10 for the fiscal year end February 28, 2004 and the average price was less than $.45 for the year. The Company had a very limited trading marketing during the fiscal year end February 28, 2004 and averaged less than 25,000 shares traded per month. In addition, the executive had an employment agreement which allowed him to receive shares in lieu of cash salary and that such shares would be issued at a discount to market. In addition, in consideration for the issuance of the shares at the discount, the executive agreed to waive the payment of the balance of his salary owed for the fiscal year ended February 28, 2004 in consideration for the shares being issued at the substantial discount to market.

Comment 18. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 19. The Company supplementally advises the Staff that the Company was not a development stage Company at February 29, 2004, or during that or previous two fiscal years. The first paragraph of Form 10-KSB, Note 1 to the financial statements section “Basis of Presentation and Going Concern” will be deleted in its entirety and the title will be revised to Going Concern in the Company’s future filings, if still appropriate.

Comment 20. The Company supplementally advises the Staff that the Company’s planned principal operations have commenced. The second paragraph of Form 10-KSB, Note 1 to the financial statements section “Basis of Presentation and Going Concern” will, in the Company’s future filings, be revised as shown below, if still appropriate:

The Company’s independent accountants are including a “going concern” paragraph in their accountants’ report accompanying these consolidated financial statements that cautions the users of the Company’s financial statements that these statements do not include any adjustments that might result from the outcome of this uncertainty. Furthermore, the “going concern” paragraph states that the Company’s ability to continue is also dependent on its ability to find new sources or methods of financing or revenue to pursue its business strategy. The Company has commenced planned principal operations and has generated revenues from customers and has secured limited funding insufficient to meet its current working capital needs. Management believes that, despite the extent of the financial requirements and funding uncertainties going forward, it has a business plan that can be successful if funded and executed within the next twelve months. ~~,~~ Management continues to actively seek various sources and methods of short and long-term financing and support; however, there can be no assurances that some or all of the necessary financing can be obtained. Management continues to explore alternatives that include seeking strategic investors, lenders and/or technology partners and pursuing other transactions that, if consummated, might ultimately result in the dilution of the interest of the current shareholders. Because of the nature and extent of the uncertainties, many of which are outside the control of the Company, there can be no assurances that the Company will be successful in its planned principal operations or secure the necessary financing.

Comment 21. The Company supplementally advises the Staff that the Company’s intangible assets are comprised of a covenant not to compete and a customer list, both of which originate from a transaction on February 28, 2002. The Company continues to sell to these customers, and the covenant not-to-compete is giving the Company benefits. During the fiscal year 2004, the gross margin on the products sold to these customers was approximately $46,000. Total revenue to these customers was approximately $134,000.The Company determined in February 2006, that due to deteriorating margins and reduced revenue, the Company would not achieve necessary cash flow to warrant this business to continue, therefore it decided to exit this part of the business and is no longer servicing the Park Avenue clients. The Company recorded an impairment loss of $525,000 in February 2006.

Comment 22. The Company supplementally advises the Staff that the section “Impairment of Long-Lived Assets” in Note 2 of the Financial Statements to the Form 10-KSB will be deleted in its entirety in future filings and be replaced with the following:

Impairment of Long-Lived Assets

The Company applies Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In fiscal year ____ no impairment loss was recorded, (or $XXX,000 was recognized as impairment loss).

Comment 23. The Company supplementally advises the Staff that the Company will revise Note 5 of Form 10-KSB in future filings to include the following text after the title of the note:

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Useful lives or lease terms for each asset type are summarized below:

Leasehold improvements	10 years
Equipment	5 years
Furniture and fixtures	7 years

Comment 24 and 25. The Company supplementally advises the Staff, that the Company will revise Item 9A of Form 10-KSB in future filings to read as follows, if still appropriate.

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer (collectively the “Certifying Officer”) maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely. The Certifying Officer has concluded that the disclosure controls and procedures are not effective at the “reasonable assurance” level. Under the supervision and with the participation of management, as of the end of the period covered by this report, the Certifying Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934). Furthermore, the Certifying Officer concluded that our disclosure controls and procedures in place were designed to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported on a timely basis in accordance with applicable Commission rules and regulations; and (ii) accumulated and communicated to our management, including our Certifying Officer and other persons that perform similar functions, if any, to allow us to make timely decisions regarding required disclosure in our periodic filings.

Changes in internal controls

We have not made any changes to our internal controls or procedures subsequent to the fourth quarter of 2004. We have identified certain deficiencies and material weaknesses and other factors that could materially affect these controls or procedures, and therefore, corrective action will be taken going forward.

Comment 26. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments.

Comment 27. The Company supplementally advises the Staff that the Company has elected to file as a small business filer, according to the rules of Exchange Act 1934; therefore Exhibit 31, previously provided to you with our response letter dated October 14, 2005, will not be revised.

Proposed Form 10-QSB Amendment No.3 for the period ended May 31, 2004

Comment 28 to 31. The Company supplementally advises the Staff that the Company will file Form 10-KSB for period ending February 28, 2006 and subsequent filings according to the Staff’s comments..

Comment 32. The Company supplementally advises the Staff, that the Company will not file amended filings as per the verbal agreement with the Staff.

Very truly yours,;

COMPREHENSIVE HEALTHCARE SOLUTION, INC.

/s/ John Treglia